Exhibit 99.(a)(5)(iv)

Liberty Global Announces Final Results of Dutch Auction Self-Tender
Offers for Shares of Its Series A Common Stock and Series C Common Stock

Denver, Colorado — January 10, 2007: Liberty Global, Inc. (“Liberty Global”) (NASDAQ: LBTYA, LBTYB, LBTYK) announced today the final results of its modified Dutch auction self-tender offers to purchase up to 5,084,746 shares of its Series A common stock and up to 5,246,590 shares of its Series C common stock, which expired at 5:00 p.m., New York City time, on January 4, 2007.  Based on the final tabulation by the depositary for the tender offers the purchase price for the Series A tender offer is $29.50 per share and the purchase price for the Series C tender offer is $28.59 per share, each of which purchase price represents the maximum of the respective tender offer price ranges.

Based on the final tabulation by the depositary for the tender offers, 7,343,671 shares of Series A common stock were properly tendered and not withdrawn at or below a purchase price of $29.50 per Series A share and 8,637,715 shares of Series C common stock were properly tendered and not withdrawn at or below a purchase price of $28.59 per Series C share.  Liberty Global has accepted for purchase 5,084,746 shares of its Series A common stock and 5,246,590 shares of its Series C common stock.  The depositary has advised Liberty Global that the final proration factor was approximately 69.09528% for the Series A tender offer and approximately 60.569795% for the Series C tender offer.  Any “odd lot” shares of Series A common stock or Series C common stock properly tendered and not withdrawn will not be subject to proration.

The depositary will promptly issue payment for the Series A and Series C shares validly tendered and accepted for purchase and will return all other Series A and Series C shares tendered and not accepted for purchase due to the proration or conditional tender provisions of the tender offers.

The information agent for the tender offers is D. F. King & Co., Inc.  The depositary is Computershare Shareholder Services, Inc.  For questions and information please contact the information agent toll free at (800) 207-3158.

About Liberty Global, Inc.

Liberty Global is the leading international cable operator offering advanced video, voice and Internet-access services to connect its customers to the world of entertainment, communications and information. As of September 30, 2006, Liberty Global operated state-of-the-art broadband communications networks that served approximately 13 million customers in 17 countries, principally located in Europe, Japan, Chile, and Australia. Liberty Global’s operations also include significant media and programming businesses such as Jupiter TV in Japan and Chellomedia in Europe.

For more information, please visit www.lgi.com or contact:

Christopher Noyes	Hanne Wolf
Investor Relations — Denver	Corporate Communications — Denver
303.220.6693	303.220.6678

Iván Nash Vila	Bert Holtkamp
Investor Relations — Europe	Corporate Communications — Europe
+41 44 277 9738	+31 20 778 9447